SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of January 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated January 31, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: January 31, 2005

F  O  R  .  I  M  M  E  D  I  A  T  E  .  R  E  L  E  A  S  E

Spectrum Signal Processing Launches Integrated Satellite
Communications Rapid-Prototyping Platform

Burnaby, BC — January 31, 2005 — Spectrum Signal Processing Inc. today announced the flexComm™ SDR-2000 SRDP, a satellite communications (SATCOM) rapid-prototyping and development platform. This fully integrated “IF to Ethernet” commercial off-the-shelf (COTS) software defined radio platform is designed for the rapid development and deployment of satellite ground stations supporting bi-directional communications with multiple remote terminals. This is the second product in Spectrum’s family of rapid-prototyping and development platforms, which follows the SDR-3000 MRDP, a military communications (MILCOM) platform launched in November 2004.

The SDR-2000 SRDP is a PCI/PCI-X-based platform incorporated on a 2U Dual Intel® Xeon™ server supporting Red Hat Enterprise Linux ES. The system is architected to support the multiple simultaneous carriers inherent in the frequency allocation schemes typical in many single channel per carrier (SCPC) and multi-frequency time division multiple access (MF-TDMA)-based satellite networks. The SDR-2000 SRDP is immediately deployable in many SATCOM settings and facilitates rapid technology demonstration through easy programming. Additional benefits and features of this platform can be found at http://www.spectrumsignal.com/products/pci-x/sdr_2000_srdp.asp.

“The SDR-2000 SRDP brings together the key elements necessary to accelerate the design and reduce the cost and technical risk of SATCOM projects,” said Mark Briggs, Spectrum’s Director of Marketing. “This new platform combines the high performance of field programmable gate array (FPGA) and digital signal processor (DSP)-based front-end processing with a very cost effective Intel-based back-end solution. The system also includes comprehensive software examples that demonstrate application specific SATCOM data flows.”

The SDR-2000 SRDP supports two receive and one transmit channel at SATCOM industry standard Intermediate Frequency (IF) of 70 MHz and 140 MHz, with IF bandwidths in excess of 72 MHz. The platform integrates a high performance Xilinx® Virtex-II Pro™ FPGA-based Wideband IF transceiver with multiple Texas Instruments TMS320C6416-based multiprocessing engines on ePMC/XMC-to-PCI PRO-2900 carrier cards.

The SDR-2000 SRDP is available for order immediately.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
® Intel is a registered trademark of Intel Corporation
™ Xeon is a trademark of Intel Corporation
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-II Pro is a trademark of Xilinx Inc.

SPECTRUM CONTACTS

Mark Briggs Technical and Trade Media Phone: 604.676.6743 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com